

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2023

Jennifer Good
President and Chief Executive Officer
Trevi Therapeutics, Inc.
195 Church Street, 16th Floor
New Haven, Connecticut 06510

>   **Re: Trevi Therapeutics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed June 29, 2023**
>   **File No. 333-273030**

Dear Jennifer Good:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Stuart Falber